UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[May 2, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [May 2, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso repurchases its own shares
(Helsinki, Finland, May 2, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation’s Annual General Meeting on April 4, 2006 gave Metso Corporation’s Board of Directors the authority to resolve to repurchase the Corporation’s own shares with its distributable funds provided that the combined nominal value of the shares thus acquired corresponds to no more than 5 percent of the Corporation’s total share capital at the moment of acquisition.
The authorization entitled the Board to repurchase the Corporation’s own shares among other things for use as incentives for key persons. According to the authorization, the shares are to be acquired through public securities trading on the Helsinki Stock Exchange, at the share price prevailing on the day of acquisition.
Based on the authorization Metso Corporation’s Board of Directors has decided on April 28, 2006, to repurchase at most 300,000 its own shares for use as incentives for key persons. The shares will be acquired at the rate quoted in public trading of the shares on the Helsinki Stock Exchange at the time of purchase. The acquisition price will be paid to the sellers within the payment period stipulated by the rules and regulations of the Helsinki Stock Exchange and the Finnish Central Securities Depository Ltd. The acquisition of the shares will reduce the parent company’s distributable funds, which are currently approximately EUR 261 million.
The repurchase of the company’s own shares will not begin until May 10, 2006.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation.
tel. +358 204 84 3242
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.